Exhibit 99.1

KINGSWAY AND JJR ANNOUNCE ACCEPTANCE OF SUBSCRIPTIONS IN ATLAS GOING PUBLIC TRANSACTION

TORONTO, Oct. 26 /CNW/ - Kingsway Financial Services Inc. ("Kingsway") today accepted subscription agreements relating to the going-public transaction involving American Country Insurance Company ("ACIC"), American Service Insurance Company ("ASI") and JJR VI Acquisition Corp ("J6").  Upon receipt of appropriate approvals, and subsequent completion of the transaction, the publicly traded parent company will be called Atlas Financial Holdings Inc. ("Atlas").

"This is an exciting opportunity for ACIC and ASI, as subsidiaries of Atlas, to build on the companies' significant heritage and expertise as specialty commercial auto insurers," commented Scott D. Wollney, who will leave Kingsway to become President & CEO of Atlas.  "Our outstanding team of employees are committed to working together with our agents and other business partners towards a successful future."

Founded in 1925, to sell insurance for taxi cabs, ACIC is one of the oldest insurers of U.S. taxi and livery business. For more than 75 years, ACIC expanded its expertise in this and other areas of specialty commercial automobile insurance. In 1983, ASI began as a non-standard personal and commercial auto insurer writing business in the Chicago, Illinois area. For over 25 years, ASI developed expertise in the area of specialty auto insurance. Both companies distribute their insurance products through a network of retail independent agents. Together, ACIC and ASI are currently licensed to write property and casualty insurance in 47 states in the United States.

Certain executives who will be leaving Kingsway in connection with the Proposed Transaction as well as certain directors of Kingsway have entered into subscription agreements in connection with the proposed transaction.  The board of directors of Kingsway considered and approved the acceptance of the subscription agreements.

Completion of the proposed transaction is subject to a number of conditions including, but not limited to, execution of a definitive agreement in respect of the proposed transaction as well as acceptance and regulatory approval by the TSX Venture Exchange and the Illinois Department of Insurance. There can be no assurance that the proposed transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the proposed transaction, any information released or received with respect to the proposed transaction may not be accurate or complete and should not be relied upon.  Trading in the securities of a capital pool company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disproved the contents of this press release.

This release does not constitute an offer for sale or the solicitation of an offer to buy the securities in the United States.

Notice on forward-looking statements:

This release includes forward-looking statements regarding J6, Kingsway, and their respective subsidiaries and businesses.  Such statements are based on the current expectations of the management of each entity. The forward-looking events and circumstances discussed in this release, including completion of the proposed transaction may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the insurance industry, economic factors and the equity markets generally.  No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and J6, Kingsway and their subsidiaries undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

J6 is a capital pool company governed by the policies of the TSX Venture Exchange. J6's principal business is the identification and evaluation of assets or businesses with a view to completing a Qualifying Transaction.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001072627

For further information:

Jordan Kupinsky, Director of JJR VI Acquisition Corp. at 416-972-6574

or

Larry G. Swets, President and Chief Executive Officer of Kingsway Financial Services Inc. at 416-848-1171

CO: Kingsway Financial Services Inc.

CNW 19:00e 28-OCT-10